Exhibit 99.6

PRESS RELEASE

Merial receives European approval for chewable NexGard® Spectra™

- New beef flavored chew builds on success of NexGard® for fleas and ticks with added prevention of heartworm disease and treatment of intestinal worms in dogs -

Paris, France — January 19, 2015 — Sanofi and its animal health company Merial today announced that the European Commission has approved NexGard® Spectra™ (afoxolaner and milbemycin oxime), a soft, beef-flavored chew for dogs that provides a broad spectrum of internal and external parasite control in one monthly dose. NexGard Spectra, a prescription-only product, has been approved in Europe for the treatment of flea and tick infestations, the prevention of heartworm disease and/or the treatment of intestinal worms (roundworms, hookworms and whipworm).

“The European approval comes less than a year after the highly successful launch of NexGard®, the first monthly beef-flavored chew for the treatment of flea and tick infestations in dogs. NexGard Spectra offers the same tasty and easy to use product, but for both external and internal parasites in dogs. We are proud to bring yet another option to veterinarians in flea and tick and heartworm control. NexGard Spectra is another example of Merial’s commitment to deliver innovative products that improve the health and wellbeing of animals,” said Carsten Hellmann, Merial CEO and Sanofi Executive Vice President.”

NexGard Spectra will be available in five different chew sizes for dogs of different weights and is a novel combination of two active ingredients. Afoxolaner is a new generation ectoparasiticide, killing fleas and ticks on the skin of dogs before they lay eggs. Milbemycin oxime acts as an endoparasiticide, killing parasites like heartworms, roundworms, hookworms, and whipworms that live inside the body of dogs. NexGard Spectra adds to the company’s parasiticide portfolio for pets and offers a new option for veterinarians and pet owners.

NexGard Spectra will be offered in Europe through veterinary prescription only. Studies showed that the highly palatable NexGard Spectra effectively treated flea and tick infestations in dogs for up to 30 days after treatment, while killing intestinal worms (roundworms, hookworms and whipworm) and preventing heartworm infection.

About Merial

Merial is a world-leading, innovation-driven animal health company, providing a comprehensive range of products to enhance the health, well-being and performance of a wide range of animals. Merial employs around 6,200 people and operates in more than 150 countries worldwide with more than €2 billion of sales. Merial is a Sanofi company merial.com.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Sanofi Media Relations Flore Larger +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

Merial Media Contact

Heidi De Wit-Sommerfeld

Tel.: +1 678 638 3763

heidi.dewit-sommerfeld@merial.com